UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

676118102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118102	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON GLG North American Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
1,452,769 Shares of Common Stock

174,000 Series D Preferred Shares (the “Preferred Shares”), convertible into 174,000 Shares of Common Stock

Warrants to purchase 2,000,000 Shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,452,769 Shares of Common Stock 174,000 Preferred Shares convertible into 174,000 Shares of Common Stock Warrants to purchase 2,000,000 Shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,452,769 Shares of Common Stock

174,000 Preferred Shares convertible into 174,000 Shares of Common Stock

Warrants to purchase 2,000,000 Shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.84%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 676118102	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,870,021 Shares of Common Stock 206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock Warrants to purchase 2,000,000 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,870,021 Shares of Common Stock 206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock Warrants to purchase 2,000,000 Shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,870,021  Shares of Common Stock

206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock

Warrants to purchase 2,000,000 Shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 676118102	13G/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,870,021 Shares of Common Stock 206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock Warrants to purchase 2,000,000 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,870,021 Shares of Common Stock 206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock Warrants to purchase 2,000,000 Shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,870,021  Shares of Common Stock

206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock

Warrants to purchase 2,000,000 Shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON IA, HC

CUSIP No. 676118102	13G/A	Page 5 of 6 Pages

This Amendment No. 7 (this "Amendment") amends the statement on Schedule 13G filed on March 21, 2005 (the "Original Schedule 13G"), as amended by Amendment No.1 filed on February 14, 2007, as further amended by Amendment No. 2 filed on February 14, 2008, Amendment No. 3 filed on February 10, 2009, Amendment No. 4 filed on February 12, 2010, Amendment No. 5 filed on October 12, 2010, and Amendment  No. 6 filed on February 14, 2011 (the "Original Schedule 13G" as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.0001 per share (the "Shares of Common Stock") of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) – (c), as of the date hereof, is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report for the quarterly period ended September 30, 2011, filed on Form 10-Q on November 9, 2011, as of October 28, 2011, there were 72,793,773 Shares of Common Stock outstanding. In calculating the percentage of Shares of Common Stock held by the Reporting Persons, we assumed the conversion of the reported convertible Preferred Shares, and exercise of the reported Warrants, subject to the 9.9% beneficial ownership blocker described below.

As set forth in the terms of the reported Warrants, the number of Shares of Common Stock into which such Warrants are exercisable is limited to the number of Shares of Common Stock that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.9% of the Shares of Common Stock.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

As of the date hereof, GLG North American Opportunity Fund has ceased to be a Reporting Person with respect to the Shares of Common Stock of the Company.

CUSIP No. 676118102	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATE:  February 13, 2012

GLG NORTH AMERICAN OPPORTUNITY FUND
By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
Individually and in its capacity as Investment Manager of North American Opportunity Fund

By: /s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Emmanuel Roman
Name: Emmanuel Roman
Title: Co CEO/COO